

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 22, 2008

Mr. William Rozakis
Chief Financial Officer
Implantable Vision, Inc.
25730 Larain Road
North Olmsted, Ohio 44070

      RE: **Implantable Vision, Inc.**
                Form 10-KSB for the fiscal year ended July 31, 2007
                Filed November 13, 2007
                File No. 0-10315

Dear Mr. Rozakis:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Angela J. Crane
                                        Accounting Branch Chief